Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Announces Rescheduled 2007-2008 Update

    CALGARY, June 25 /CNW/ - Compton Petroleum Corporation (CMT - TSX, CMZ -
NYSE) wishes to announce that as a result of its offer to acquire Stylus
Energy Inc., the release of its 2007 revised budget, including planned capital expenditures and guidance relating to production and cash flow for the year, as well as a summary of the Company's longer term strategic plans, has been rescheduled to Wednesday July 11, 2007. A conference call to discuss our updated 2007 budget is scheduled for that day at 1:30 pm (MT) or 3:30 pm (ET).
    Our offer, announced earlier today, relating to the acquisition of Stylus
Energy Inc. and the resulting inclusion of its activities into our 2007 and longer term plans has occasioned the need to reschedule. The Stylus transaction reflects our continuing strategy of expansion and concentration on our focus natural gas resource plays. Approximately 65% of Stylus activities lay within our land base in southern Alberta and, together with their significant 3D seismic base, will assist in the development of our longer term plans for the area.
    We intend to accelerate the rationalization of our asset base and the redeployment of capital from non-core properties into the development of our focus natural gas resource properties. This process commenced with the announcement of the sale of our oil properties in the Peace River Arch area of
Alberta. With the Stylus transaction announced today, we now intend to divest of an additional $40 to $50 million of non-core assets during the second half of 2007.
    We look forward to outlining in greater detail our plans for the remainder of 2007 and 2008 in the July 11, 2007 update.

    Compton Petroleum Corporation is a Calgary based company principally engaged in the exploration, development, and production of natural gas and natural gas liquids in the Western Canada Sedimentary Basin. Compton's shares are listed on the Toronto Stock Exchange under the symbol "CMT" and the New
York Stock Exchange under the symbol "CMZ".

    Reader Advisory

    Statements in this news release may contain forward-looking information.
The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs, and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President and Chief Executive
Officer, or N.G. Knecht, Vice President, Finance and Chief Financial Officer,
or Lorna Klose Manager, Investor Relations, Telephone: (403) 237-9400,
Facsimile: (403) 237-9410, Email: investorinfo(at)comptonpetroleum.com, Website:
www.comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 13:55e 25-JUN-07